UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Sep/2025 —

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B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS Accounting Standards. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with the IFRS Accounting Standards. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

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TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income taxes	6
Net Income attributable to shareholders of Petrobras	7

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	9
RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA and Net cash provided by operating activities – OCF	10
LTM Adjusted EBITDA and LTM Net cash provided by operating activities - OCF	11
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Low Carbon Energies	15

GLOSSARY	16

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CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing on a monthly basis.

Key Financial Information

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Sales revenues	65,587	70,601	(7.1)
Cost of Sales	(33,970)	(34,612)	(1.9)
Gross profit	31,617	35,989	(12.1)
Income (expenses)	(11,016)	(11,900)	(7.4)
Net income attributable to the shareholders of Petrobras	16,735	10,308	62.3
Net cash provided by operating activities	25,885	29,780	(13.1)
Adjusted EBITDA	31,416	33,234	(5.5)
Average Brent crude (US$/bbl) (1)	70.85	82.79	(14.4)
Average Domestic basic oil products price (US$/bbl)	84.68	91.76	(7.7)
(1) Source: Refinitiv.
US$ million	09.30.2025	12.31.2024	Change (%)
Gross Debt	70,711	60,311	17.2
Net Debt	59,053	52,240	13.0
Net Debt/LTM Adjusted EBITDA ratio	1.53	1.29	18.6

Sales Revenues

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Diesel	19,870	21,086	(5.8)
Gasoline	9,121	9,418	(3.2)
Liquefied petroleum gas (LPG)	2,558	2,400	6.6
Jet fuel	3,244	3,477	(6.7)
Naphtha	1,275	1,390	(8.3)
Fuel oil (including bunker fuel)	433	786	(44.9)
Other oil products	2,839	3,304	(14.1)
Subtotal Oil Products	39,340	41,861	(6.0)
Natural gas	2,877	3,610	(20.3)
Crude oil	3,518	3,421	2.8
Renewables and nitrogen products	171	147	16.3
Breakage	137	362	(62.2)
Electricity	525	509	3.1
Services, agency and others	537	641	(16.2)
Total domestic market	47,105	50,551	(6.8)
Exports	17,952	19,358	(7.3)
Crude oil	13,670	14,701	(7.0)
Fuel oil (including bunker fuel)	3,470	3,726	(6.9)
Other oil products and other products	812	931	(12.8)
Sales abroad (1)	530	692	(23.4)
Total foreign market	18,482	20,050	(7.8)
Sales revenues	65,587	70,601	(7.1)
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 65,587 million for the period Jan-Sep/2025, a 7.1% decrease (US$ 5,014 million) when compared to US$ 70,601 million for the period Jan-Sep/2024, mainly due to:

(i)	a US$ 2,521 million decrease in domestic market oil products revenues, which derives from a US$ 3,126 million decrease in average domestic basic oil products prices following the reduction in average international prices for diesel and gasoline, which was partially offset by a US$ 605 million increase in sales volumes;

(ii)	a US$ 1,031 million decrease in exported crude oil revenues, which derives from a US$ 2,204 million decrease in the average price of crude oil exports following the depreciation of average Brent crude prices, partly offset by a US$ 1,173 million increase in sales volumes; and

(iii)	a US$ 733 million decrease in domestic market natural gas revenues, which derives from a US$ 397 million decrease in sale volumes and a US$ 336 million decrease in average domestic price of natural gas.

Cost of Sales

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Raw material, products for resale, materials and third-party services(1)	(16,245)	(16,930)	(4.0)
Acquisitions	(11,132)	(12,305)	(9.5)
Crude oil imports	(5,925)	(7,135)	(17.0)
Oil products imports	(4,489)	(3,981)	12.8
Natural gas imports	(718)	(1,189)	(39.6)
Third-party services and others	(5,113)	(4,625)	10.6
Depreciation, depletion and amortization	(8,814)	(7,434)	18.6
Production taxes	(8,146)	(8,772)	(7.1)
Employee compensation	(1,300)	(1,477)	(12.0)
Inventory turnover	535	1	53,400.0
Total	(33,970)	(34,612)	(1.9)
(1) It Includes short-term leases.

Cost of sales was US$ 33,970 million for the period Jan-Sep/2025, representing a 1.9% decrease (US$ 642 million) compared to US$ 34,612 million in Jan-Sep/2024. This reduction was mainly driven by a US$ 1,210 million decrease in crude oil acquisitions, and a US$ 626 million decrease in production taxes, mainly reflecting the lower average Brent crude prices. These effects were partially offset by a US$ 1,380 million increase in depreciation, depletion and amortization during the period, mainly resulting from: (i) the start-up of the FPSOs Maria Quitéria (Jubarte field, Campos basin) and Marechal Duque de Caxias (Mero field, Santos basin) in October 2024; Almirante Tamandaré (Búzios field, Santos basin) in February 2025; and Alexandre de Gusmão (Mero field, Campos basin) in May 2025; and (ii) an increase in depreciation of capitalized decommissioning costs, reflecting higher production and greater asset values in Jan-Sep/2025 compared to Jan-Sep/2024.

Income (Expenses)

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Selling expenses	(3,736)	(3,794)	(1.5)
General and administrative expenses	(1,409)	(1,405)	0.3
Exploration costs	(746)	(715)	4.3
Research and development expenses	(628)	(571)	10.0
Other taxes	(399)	(1,143)	(65.1)
Impairment reversals, net	47	46	2.2
Other income and expenses, net	(4,145)	(4,318)	(4.0)
Total	(11,016)	(11,900)	(7.4)

5

Selling expenses were US$ 3,736 million for the period Jan-Sep/2025, an 1.5% decrease (US$ 58 million) compared to US$ 3,794 million for the period Jan-Sep/2024, mainly due to lower logistical expenses related to natural gas transportation.

Exploration costs were US$ 746 million for the period Jan-Sep/2025, a 4.3% increase (US$ 31 million) compared to US$ 715 million for the period Jan-Sep/2024, mainly due to a write-off of exploration expenditures related to blocks C-M-753 and C-M-789 in the Campos Basin, following management assessment that determined the projects were not economically feasible, leading to the decision to discontinue their development.

Other taxes were US$ 399 million for the period Jan-Sep/2025, a 65.1% decrease (US$ 744 million) compared to US$ 1,143 million for the period Jan-Sep/2024, mainly due to enrollment to the tax settlement program in Jun/24, which enabled the resolution of significant legal disputes concerning the taxation of remittances abroad involving chartering of vessels or platforms and their respective service contracts.

Net finance income (expense)

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Finance income	1,056	1,520	(30.5)
Income from investments and marketable securities (Government Bonds)	764	1,175	(35.0)
Other finance income	292	345	(15.4)
Finance expenses	(3,167)	(4,885)	(35.2)
Interest on finance debt	(1,575)	(1,628)	(3.3)
Unwinding of discount on lease liability	(1,953)	(1,648)	18.5
Capitalized borrowing costs	1,446	1,157	25.0
Unwinding of discount on the provision for decommissioning costs	(984)	(772)	27.5
Tax settlement programs - federal taxes	−	(1,804)	−
Other finance expenses	(101)	(190)	(46.8)
Foreign exchange gains (losses) and inflation indexation charges	5,145	(5,724)	−
Foreign exchange gains (losses)	6,136	(3,834)	−
Real x U.S. dollar	6,282	(3,747)	−
Other currencies	(146)	(87)	67.8
Reclassification of hedge accounting to the Statement of Income	(1,659)	(2,118)	(21.7)
Tax settlement programs - federal taxes	−	(235)	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(129)	(370)	(65.1)
Recoverable taxes inflation indexation income	199	77	158.4
Other foreign exchange gains and indexation charges, net	598	756	(20.9)
Total	3,034	(9,089)	−

Net finance income amounted to US$ 3,034 million for the period Jan-Sep/2025, representing an increase of US$ 12,123 million compared to a net finance expense of US$ 9,089 million recorded in the same period of 2024, mainly due to a foreign exchange gain - Real x U.S. dollar of US$ 6,282 million in Jan-Sep/2025, as compared to a US$ 3,747 million loss in Jan-Sep/2024 reflecting a 14.1% appreciation of the real/US$ exchange rate in Jan-Sep/2025 (09/30/2025: R$ 5.32/US$, 12/31/2024: R$ 6.19/US$) compared to a 12.5% depreciation in Jan-Sep/2024 (09/30/2024: R$ 5.45/US$, 12/31/2023: R$ 4.84/US$).

Income taxes

Income tax was an expense of US$ 6,995 million in Jan-Sep/2025, compared to an expense of US$ 4,325 million in Jan-Sep/2024. The increase was mainly due to higher net income before income taxes (US$ 23,800 million of income in Jan-Sep/2025 compared to a US$ 14,696 million income in Jan-Sep/2024), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 8,091 million in Jan-Sep/2025 compared to a US$ 4,996 million in Jan-Sep/2024.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 16,735 million for the period Jan-Sep/2025, a US$ 6,427 million increase compared to a net income attributable to shareholders of Petrobras of US$ 10,308 million for the period Jan-Sep/2024, as explained above, mainly due to higher net finance income (US$ 3,034 million of income in Jan-Sep/2025 compared to US$ 9,089 million of expenses in Jan-Sep/2024) and lower expenses (US$ 11,016 million of expenses in Jan-Sep/2025 compared to US$ 11,900 million of expenses in Jan-Sep/2024), partially offset by lower gross profit (US$ 31,617 million in Jan-Sep/2025 compared to US$ 35,989 million in Jan-Sep/2024) and higher income taxes expenses (US$ 6,995 million of expenses in Jan-Sep/2025 compared to US$ 4,325 million of expenses in Jan-Sep/2024).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Exploration and Production (1)	11,894	9,034	31.7
Refining, Transportation and Marketing	1,520	1,262	20.5
Gas and Low Carbon Energies	227	297	(23.5)
Corporate and Other businesses	365	298	22.5
Total	14,006	10,891	28.6

(1) In Jan-Sep/2024, there is US$ 21 million of signature bonuses related to the Pelotas Blocks.

In line with our Business Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Sep/2025, Capital Expenditures in the E&P segment totaled US$ 11,894 million, representing 85.0% of the CAPEX of the Company, a 31.7% increase when compared to US$ 9,034 million in Jan-Sep/2024, mainly due to the development of large projects in the pre-salt layer of the Santos Basin, especially in the Búzios, Atapu and Sepia Fields. CAPEX in Jan-Sep/2025 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 6.5 billion); (ii) the development of production in the pre-salt and post-salt layers of the Campos Basin (US$ 2.7 billion); and (iii) exploratory investments (US$ 1.3 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Sep/2025	Jan-Sep/2024
Adjusted Cash and Cash Equivalents at the beginning of the period	8,071	17,902
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(4,800)	(5,175)
Cash and cash equivalents at the beginning of the period	3,271	12,727
Net cash provided by operating activities	25,885	29,780
Acquisition of PP&E and intangibles assets	(12,933)	(10,215)
Acquisition of equity interests	(4)	(13)
Proceeds from disposal of assets – (Divestments)	554	791
Financial compensation from co-participation agreement	355	397
Dividends received	105	121
Divestment (Investment) in marketable securities	2,830	(1,179)
Net cash used in investing activities	(9,093)	(10,098)
(=) Net cash provided by operating and investing activities	16,792	19,682
Proceeds from finance debt	5,315	1,553
Repayments of finance debt	(3,287)	(5,756)
Net change in finance debt	2,028	(4,203)
Repayment of lease liability	(6,783)	(5,796)
Dividends paid to shareholders of Petrobras	(6,618)	(12,871)
Dividends paid to non-controlling interest	(40)	(77)
Share repurchase program	0	(380)
Changes in non-controlling interest	34	(107)
Net cash used in financing activities	(11,379)	(23,434)
Effect of exchange rate changes on cash and cash equivalents	280	(281)
Cash and cash equivalents at the end of the period	8,964	8,694
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	2,694	6,187
Adjusted Cash and Cash Equivalents at the end of the period	11,658	14,881

Reconciliation of Free Cash Flow
Net cash provided by operating activities	25,885	29,780
Acquisition of PP&E and intangible assets	(12,933)	(10,215)
Acquisition of equity interests	(4)	(13)
Free Cash Flow (1)	12,948	19,552

(1) Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of September 30, 2025, Cash and cash equivalents amounted to US$ 8,964 million and Adjusted Cash and Cash Equivalents totaled US$ 11,658 million.

In the nine-month period ended September 30, 2025, we had net cash provided by operating activities of US$ 25,885 million and positive Free Cash Flow of US$ 12,948 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 554 million, financial compensation from co-participation agreements of US$ 355 million, dividends received of US$ 105 million, divestment in marketable securities of US$ 2,830 million and proceeds from finance debt of US$ 5,315 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 3,287 million; (b) repayment of lease liability of US$ 6,783 million; (c) dividends paid to shareholders of Petrobras of US$ 6,618 million; and (d) acquisition of PP&E and intangibles assets of US$ 12,933 million.

In the nine-month period ended September 30, 2025, the Company repaid several finance debts, in the amount of US$ 3,287 million, mainly consisting of: (i) US$ 1,898 million in the banking market; (ii) US$ 905 million in the capital markets; (iii) US$ 377 million to export credit agencies; (iv) US$ 74 million to development banks; and (v) US$ 33 million to others.

In the nine-month period ended September 30, 2025, the Company raised US$ 5,315 million, mainly consisting of: (i) public offering of debentures, in the amount of USS$ 516 million, with maturities in 2035, 2040, and 2045; (ii) proceeds in the domestic banking market, in the amount of US$ 1,686 million; (iii) proceeds in the international capital markets (global notes), in the amount of US$ 1,962 million, with maturities in 2030 and 2036; and (iv) proceeds in the international banking market, in the amount of US$ 1,122 million.

8

CONSOLIDATED DEBT

Debt (US$ million)	09.30.2025	12.31.2024	Change (%)
Capital Markets	17,395	14,490	20.0
Banking Market	8,836	6,519	35.5
Development banks	560	508	10.2
Export Credit Agencies	1,201	1,508	(20.4)
Others	130	137	(5.1)
Finance debt	28,122	23,162	21.4
Lease liability	42,589	37,149	14.6
Gross Debt	70,711	60,311	17.2
Adjusted Cash and Cash Equivalents	11,658	8,071	44.4
Net Debt	59,053	52,240	13.0
Leverage: Net Debt / (Net Debt + Market Capitalization)	43%	39%	10.3
Average interest rate (% p.a.)	6.7	6.8	(1.5)
Weighted average maturity of outstanding debt (years)	11.36	12.52	(9.3)

As of September 30, 2025, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased by 17.2% (US$ 10,400 million) to US$ 70,711 million as of September 30, 2025 from US$ 60,311 million as of December 31, 2024, due to: (i) higher lease liabilities in the period (a US$ 5,440 million increase), primarily driven by the start-up of the leased FPSO Alexandre de Gusmão (Mero 4), the start-up of the leased FPSO Almirante Tamandaré (Búzios 7), and the extension of the FPSO Cidade de Angra dos Reis agreement through 2030; and to (ii) higher finance debt (a US$ 4,960 million increase), mainly due to the proceeds in the domestic banking market, in the amount of US$ 1,686 million; proceeds in international capital markets (global notes), in the amount of US$ 1,962 million, with maturities in 2030 and 2036; and proceeds in the international banking market, in the amount of US$ 1,122 million. Gross Debt was maintained lower than the maximum level of US$ 75,000 million, with convergence to the level of US$ 65,000 million defined in the 2025-2029 Business Plan, mainly due to debt prepayments and scheduled repayments.

As of September 30, 2025, Net Debt increased by 13.0% (US$ 6,813 million), reaching US$ 59,053 million, compared to US$ 52,240 million as of December 31, 2024, due to a US$ 10,400 million increase in gross debt, partially offset by the US$ 3,587 million increase in adjusted cash and cash equivalents in the period.

9

RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the net income before net finance income (expense), income taxes, depreciation, depletion and amortization adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Net income	16,805	10,371	62.0
Net finance income (expense)	(3,034)	9,089	-
Income taxes	6,995	4,325	61.7
Depreciation, depletion and amortization	11,055	9,483	16.6
Results in equity-accounted investments	(165)	304	-
Impairment losses (reversals)	(47)	(46)	2.2
Results on disposal/write-offs of assets	(81)	(189)	(57.1)
Results from co-participation agreements in bid areas	(112)	(103)	8.7
Adjusted EBITDA	31,416	33,234	(5.5)
Allowance for credit loss on trade and other receivables	39	54	(27.8)
Trade and other receivables	(474)	1,622	-
Inventories	(1,160)	(354)	227.7
Trade payables	(140)	605	-
Taxes payable	(4,388)	(7,763)	(43.5)
Others	592	2,382	(75.1)
Net cash provided by operating activities – OCF	25,885	29,780	(13.1)

10

LTM Adjusted EBITDA and LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	09.30.2025	12.31.2024	Jul-Sep/2025	Apr-Jun/2025	Jan-Mar/2025	Oct-Dec/2024
Net income (loss)	14,039	7,605	6,053	4,757	5,995	(2,766)
Net finance income (expense)	2,984	15,107	(271)	(1,015)	(1,748)	6,018
Income taxes	6,207	3,537	2,230	1,654	3,111	(788)
Depreciation, depletion and amortization	14,051	12,479	4,111	3,697	3,247	2,996
Results in equity-accounted investments	158	627	(36)	(47)	(82)	323
Impairment losses (reversals)	1,530	1,531	(287)	190	50	1,577
Results on disposal/write-offs of assets	(120)	(228)	(10)	(14)	(57)	(39)
Results from co-participation agreements in bid areas	(268)	(259)	(62)	20	(70)	(156)
Adjusted EBITDA	38,581	40,399	11,728	9,242	10,446	7,165
Allowance (reversals) for credit loss on trade and other receivables	245	260	2	57	(20)	206
Trade and other receivables	(274)	1,822	(596)	(50)	172	200
Inventories	(1,101)	(295)	(307)	(494)	(359)	59
Trade payables	225	970	(58)	461	(543)	365
Taxes payable	(6,520)	(9,895)	(1,206)	(1,716)	(1,466)	(2,132)
Others	2,933	4,723	293	31	268	2,341
Net cash provided by operating activities - OCF	34,089	37,984	9,856	7,531	8,498	8,204

11

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics

The Net Debt/LTM Adjusted EBITDA metric is an important metric that supports our management in assessing the liquidity and leverage of Petrobras Group. This ratio is an important measure for management to assess the Company’s ability to pay off its debt, mainly because our Business Plan 2025-2029 defines US$ 75 billion as the maximum level for our Gross Debt, with convergence to the level of US$ 65 billion.

The following table presents the reconciliation of these metrics to the most directly comparable measures derived from the IFRS Accounting Standards captions:

	US$ million

	09.30.2025	12.31.2024
Cash and cash equivalents	8,964	3,271
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	2,694	4,800
Adjusted Cash and Cash equivalents	11,658	8,071
Finance debt	28,122	23,162
Lease liability	42,589	37,149
Current and non-current debt - Gross Debt	70,711	60,311
Net Debt	59,053	52,240

Net cash provided by operating activities - LTM OCF	34,089	37,984
Allowance for credit loss on trade and other receivables	(245)	(260)
Trade and other receivables	274	(1,822)
Inventories	1,101	295
Trade payables	(225)	(970)
Taxes payable	6,520	9,895
Others	(2,933)	(4,723)
LTM Adjusted EBITDA	38,581	40,399
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.81	1.50
Net Debt/LTM Adjusted EBITDA ratio	1.53	1.29

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Sales revenues	45,208	47,128	(4.1)
Gross profit	24,632	28,307	(13.0)
Income (Expenses)	(3,341)	(3,403)	(1.8)
Operating income	21,291	24,904	(14.5)
Net income attributable to the shareholders of Petrobras	14,129	16,499	(14.4)
Average Brent crude (US$/bbl)	70.85	82.79	(14.4)
Production taxes – Brazil	8,141	8,760	(7.1)
Royalties	5,331	5,483	(2.8)
Special Participation	2,783	3,250	(14.4)
Retention of areas	27	27	-

[1]

In the period Jan-Sep/2025, the gross profit for the E&P segment was US$ 24,632 million, a decrease of 13.0% compared to the period Jan-Sep/2024, mainly due to the reduction in sales revenues which reflect lower Brent prices, higher costs primarily due to increased expenses with the start of operations of Route 3, subsea interventions and platform maintenance, as well as higher depreciation due to the increase in capitalized decommissioning costs, which occurred in December 2024. These effects were partially offset by increased crude oil and LNG production during the period.

Operating income was US$ 21,291 million in the Jan-Sep/2025 period, a decrease of 14.5% compared to the period Jan-Sep/2024, mainly due to the lower gross profit. Operating expenses showed minimal variation throughout the period, with the main changes being an increase in expenses related to the provision for cost and volume equalization, following the approval of the Jubarte Production Individualization Agreement, offset by a reduction in tax expenses resulting from the agreement on taxes related to remittances abroad associated with contracts for vessels, platforms, and other chartering services, which occurred in the previous period.

In the period Jan-Sep/2025, the production taxes were US$ 8,141 million, a decrease of 7.1% compared to the period from Jan-Sep/2024 caused primarily by the lower prices.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Crude oil, NGL and natural gas – Brazil	2,919	2,687	8.6
Crude oil and NGL (mbbl/d)	2,359	2,173	8.6
Natural gas (mboed)	560	513	9.2
Crude oil, NGL and natural gas – Abroad	31	34	(8.8)
Total (mboed)	2,950	2,721	8.4

Production of crude oil, NGL and natural gas was 2,950 mboed in the period Jan-Sep/2025, representing an increase of 8.4% compared to Jan-Sep/2024, mainly due to: (i) the ramp-up of FPSO Maria Quitéria in the Jubarte field, FPSO Anita Garibaldi in Marlim and FPSO Anna Nery, both in Marlim and Voador fields, and of the FPSO Alexandre de Gusmão in Mero field, in addition  to; (ii) the achievement of the design capacity of the FPSO Almirante Tamandaré in the Búzios field; (iii) maintenance of the production peak, followed by an increase in production capacity, of the FPSO Marechal Duque de Caxias in Mero field; (iv) maintenance of peak production of the FPSO Sepetiba in Mero field; (v) new wells from complementary projects in the Campos and Santos Basins; (vi) lower volumes of losses due to maintenance shutdowns; (vii) higher operational efficiency in Santos Basin; and, (viii) higher NGL production due to the start-up of the UPGN at the Boaventura Energy Complex / Route 3. These factors were partially offset by declining potential in mature fields.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Sales revenues	61,867	65,990	(6.2)
Gross profit	4,033	4,947	(18.5)
Income (Expenses)	(2,362)	(2,318)	1.9
Operating income	1,671	2,629	(36.4)
Net income attributable to the shareholders of Petrobras	1,167	1,309	(10.8)
Average refining cost (US$ / barrel) – Brazil	2.85	2.70	5.6
Average domestic basic oil products price (US$/bbl)	84.68	91.76	(7.7)

In the period Jan-Sep/2025, Refining, Transportation and Marketing gross profit was US$ 914 million lower than in the period Jan-Sep/2024 mainly due to a decrease in international margins of gasoline and to lower Brent prices, since the realized inventory was previously purchased at higher prices, in contrast to the effect of the Brent price appreciation during the period Jan-Sep/2024. The decrease in operating income for the period Jan-Sep/2025 mainly reflects the reduction in gross profit.

The average refining cost in the period Jan-Sep/2025 was US$ 2.85/bbl, 5.6% higher than in the period Jan-Sep/2024, mainly due to an increase in maintenance expenses and revitalization activities in our refineries, partially offset by a relatively devalued local currency in 2025 reducing the costs in U.S. dollar terms. The unit cost increase was also impacted by a slight reduction in the volume of oil processed.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Total production volume	1,743	1,772	(1.6)
Domestic sales volume	1,738	1,707	1.8
Crude distillation capacity	1,813	1,813	-
Refining plants utilization factor (1)	92%	93%	(1.1)
Average crude oil throughput	1,638	1,650	(0.7)
Average NGL throughput	1,682	1,697	(0.9)
Domestic crude oil over average crude oil throughput (1)	92%	91%	1.1

(1) Changes presented in percentage points.

Domestic sales in the period Jan-Sep/2025 were 1,738 mbbl/d, an increase of 1.8% compared to the period Jan-Sep/2024.

Diesel sales volume rose by 6.4% in Jan-Sep/2025 compared to Jan-Sep/2024, mainly influenced by a decrease in imports by third parties, increase in industrial activity as well as soybean and corn harvests. Gasoline sales volume grew 1.5% between periods mainly due to the increase in total demand for Otto cycle fuels and a higher share of gasoline compared to ethanol.

Total oil products output for the period Jan-Sep/2025 was 1,743 mbbl/d, representing a 1.6% decrease compared to Jan-Sep/2024. In the first nine months of 2025 the utilization factor of our refineries was 1 percentage point lower than in the corresponding period of the previous year, with impacts of the scheduled turnaround at the Abreu e Lima Refinery - located in northeastern Brazil - in the first quarter, and Alberto Pasqualini Refinery - located in the southern region of Brazil - which experienced stoppages in 2025.

14

Gas and Low Carbon Energies

Financial information

US$ million	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Sales revenues	6,306	6,961	(9.4)
Gross profit	2,686	3,317	(19.0)
Income (expenses)	(2,561)	(2,557)	0.2
Operating income	125	760	(83.6)
Net income attributable to the shareholders of Petrobras	83	530	(84.3)
Average natural gas sales price – Brazil (US$/bbl)	56.41	63.74	(11.5)

In Jan-Sep/2025, the sales revenues reduction in relation to Jan-Sep/2024 was due to the lower average natural gas sales prices due to the decrease in the Brent price, the lower volume of natural gas sold to non-thermoelectric segment, the entry of new agents in this market and the expiration of thermal availability contracts.

The lower operating profit in Jan-Sep/2025 compared to Jan-Sep/2024 is mainly due to the lower gross profit, as expenses remained stable.

Operational information

	Jan-Sep/2025	Jan-Sep/2024	Change (%)
Capacity obligation awarded in the Capacity Reserve Auction (MW) (1)	250	-	-
Sale of Thermal Availability at Auction (ACR)- Average MW	713	1,169	(39.0)
Sale of electricity - average MW	761	648	17.4
National gas delivered - million m³/day	34	30	13.3
Regasification of liquefied natural gas - million m³/day	1	4	(75.0)
Import of natural gas from Bolivia - million m³/day	9	14	(35.7)

(1) Effective as of August 2025, according to the First Capacity Reserve Auction held in 2021.

The start-up of Ibirité and Termorio thermal power plants occurred ahead of schedule in August 2025, making power available to meet the Capacity Reserve Auction contract held in 2021. In Jan-Sep/2025, Petrobras thermal availability sales decreased by 39.8% compared to Jan-Sep/2024, due to the expiration of contracts. In the same period, energy sales increased by 60.2% due to a less favorable hydrological scenario and through the capture of opportunities with spot prices. The start-up of Ibirité (198 MW) and Termorio (922 MW) thermal power plants occurred ahead of schedule in August 2025, making power available to meet the Capacity Reserve Auction contract held in 2021.

On the natural gas supply side, domestic gas production in Jan-Sep/2025 grew 13.3% due to availability of gas from the Rota 3 gas pipeline and the operation of the Itaboraí gas processing unit. As a result of the increased supply of domestic production, there was a decrease in natural gas imports.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with the IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS Accounting Standards.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Market Capitalization. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with the IFRS Accounting Standards. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer